Exhibit 99.6

[GETCO Letterhead]

November 28, 2012

Board of Directors of Knight Capital Group, Inc.

c/o Thomas M. Joyce

Chairman and Chief Executive Officer

Knight Capital Group, Inc.

545 Washington Boulevard

Jersey City, New Jersey 07310

Dear Members of the Board:

On behalf of GETCO Holding Company, LLC (“GETCO”), I am pleased to submit this proposal for a business combination (“Merger”) between GETCO and Knight Capital Group, Inc. (“Knight”). The specific terms of our proposal described below have been unanimously approved by GETCO’s Board of Directors. I am convinced that this Merger would unlock tremendous value for the shareholders of both firms while establishing a global leader in market-making and agency execution.

As significant as its near-term financial benefits are, this Merger’s long-term strategic rationale is equally compelling. Underpinned by Knight’s customer franchise, GETCO’s industry-leading technology and an unmatched reservoir of talent and capital, the combined company would be a leader in market-making and agency execution across geographies, market structures, and asset classes. The combined company’s scale, footprint, and capability set would be a magnet to customers, talented traders and technologists, which is especially important in an environment of lower trading volumes and higher regulatory engagement.

The proposed Merger values Knight’s common shares at a price of $3.50 per share — a 41% premium to the closing price on November 23, 2012, the last day before rumors of possible offers for Knight were published in the press, and a 7.4% premium to tangible book value. The proposal is structured to allow Knight’s shareholders to receive a significant cash payment while being able to retain a meaningful equity stake to share in the upside of the publicly-traded, combined company.

The Merger would be accomplished through a two-step process that is designed to provide maximum flexibility for your shareholders. The first step would be a Knight holding company reorganization / GETCO merger with GETCO shareholders receiving approximately 242 million newly issued shares of Knight and warrants to purchase Knight common stock as follows: 23 million ($4 strike price, 4 year expiration), 23 million ($4.50 strike price, 5 year expiration), and 23 million ($5 strike price, 6 year expiration). Based on September 30, 2012 financials, Knight’s tangible book value would accrete to $3.50 per share pro-forma for the Merger. As a result of this first step, the 57 million shares of Knight currently owned by GETCO would be retired.

The second step would be an issuer tender offer for up to 154 million shares of Knight (representing 50% of the outstanding shares of Knight not currently owned by GETCO) at a cash price of $3.50 per share (total consideration of approximately $539 million). The tender offer would launch before the closing of the Merger and would be contingent upon, and close immediately after, the Merger closing. GETCO and its former owners would not participate in the tender offer.

The optionality embedded in the tender structure means that to the extent some Knight shareholders decide to keep more than 50% of their shares, those Knight shareholders that have a higher preference for cash would be able to tender more than 50% of their shares. As such, we believe this two-step structure is an efficient and highly executable way to accomplish the financial goals of our proposal, but we would be open to discussing other transaction structures that achieve the same outcome.

After completion of the Merger, assuming full participation in the tender offer, no shareholder would individually own more than 20% of the combined company and most large shareholders would be under 10% ownership.

In order to provide deal certainty, we have lined up $950 million of fully-committed financing from a large financial institution. This includes the financing necessary to consummate the Merger and, in order to better position the combined company, the financing necessary to refinance all of GETCO’s and Knight’s outstanding debt. The financing will be on customary and market terms for financings of this type.

I will be the chief executive officer and a Board member of the combined company and Tom Joyce will be non-executive Chairman of the Board. In addition, the Board will include four directors nominated by former GETCO shareholders and three directors currently serving on the Knight Board of Directors. We place a high value on Knight employees and would work to ensure significant retention of them.

In addition to creating an industry leader in market making and agency execution that is well positioned across multiple product lines globally, the work completed by our respective management teams to date indicates that there are large and achievable cost and revenue synergies attainable through a Merger. The integration of our firms’ operations would generate substantial earnings accretion going forward. Moreover, the larger capital base and higher regulatory capital of the combined company would provide strong support for existing customer operations as well as an attractive currency for potential future acquisitions.

We believe this Merger offers Knight’s shareholders a clear path to reaping the benefits of this unique opportunity, and would be very attractive to both our shareholder bases. In addition, by structuring the transaction with both cash and equity components, Knight shareholders are able to realize an immediate return on investment, as well as preserve the opportunity to participate in the future growth of the combined company.

This proposal is subject to standard conditions of a transaction of this nature, including, but not limited to, completion of our due diligence and the satisfactory negotiation and execution of a definitive agreement.

GETCO is prepared to move expeditiously to complete the due diligence process and finalize the terms of a definitive agreement. We believe that we could enter into such an agreement by no later than December 3, 2012 and we propose that the parties enter into an exclusivity agreement for that period.

We and our advisors are available to address any questions you have on this proposal. In addition, I would welcome the opportunity to present this proposal directly to you and answer any questions you may have. You can reach me at xxx-xxx-xxxx.

Very truly yours,

/s/ Daniel Coleman

Daniel Coleman

Chief Executive Officer

GETCO Holding Company, LLC

cc:

Len Amoruso

(Knight Capital Group)